[Wachtell, Lipton, Rosen & Katz Letterhead]

June 20, 2016

VIA EDGAR
Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Dollar Tree, Inc.
Form 8-K/A Amendment No. 2 Filed June 17, 2016
Response dated June 15, 2016
File No. 000-25464

Dear Ms. Ransom:

On behalf of Dollar Tree, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Current Report on Form 8-K/A Amendment No.2 filed with the Commission on June 17, 2016 (the “Amended Form 8-K”), contained in your letter dated June 17, 2016 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter.  The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter.  For your convenience, we have set out the text of the comments from the Comment Letter in bold text followed by our response.

1.              We reviewed your amended Form 8-K filed to include $74.4 million in accelerated depreciation expense consistent with your response dated June 15, 2016. We note the pro forma adjustment for selling, general, and administrative expenses was reduced by approximately $74.4 million to $110.2 million; however, we are not able to reconcile the adjustment of $110.2 million to the amounts of the individual components disclosed in notes B, C, D, and E. Please reconcile for us and revise as necessary. Further, please revise your description of adjustment D, which continues to disclose the elimination of $42 million of accelerated depreciation expense associated with the purchase price adjustment to fixed assets.

The Company respectfully submits that it has filed an 8-K/A with a revised Exhibit 99.1 to reflect the following updated note D to “Section 2. Pro forma adjustments” as follows:  “Amortization of $70.2 million was eliminated for the inventory step-up.  Depreciation expense was adjusted by $32.5 million to reflect the higher depreciation expense resulting from the conforming of Family Dollar’s depreciation policies to those of Dollar Tree.”

Based on the revised disclosure set forth in note D, the Company respectfully submits that the $110.2 million pro forma adjustment for selling, general, and administrative expenses is reconcilable, together with the disclosure set forth in notes B, C, and E, as shown in the following table:

Adjustment Description	Amount
Note B: Impact of divested stores	$(100.6)
Note C: Non-recurring acquisition and integration-related costs	(74.5)
Note D: Depreciation expense for conforming of Family Dollar's depreciation policies	32.5
Note E: Favorable and unfavorable lease rights amortization	32.4
Total selling, general and administrative expenses adjustments	$(110.2)

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We hope that the foregoing, and the revisions to the Amended Form 8-K, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1367 or by email at BCPrice@wlrk.com.

Sincerely,

/s/ Brandon C. Price
Brandon C. Price

cc:                                Via E-mail

William A. Old, Jr., Dollar Tree, Inc.